Exhibit 11

Computation of Per Share Earnings
(Dollars in thousands, except per share data)

Net income	$6,374
Net income attributable to noncontrolling interest, net of tax	188
Net income attributable to Heartland	6,562
Preferred dividends and discount	(5,344)
Net income available to common stockholders for the year ended December 31, 2009	$1,218
Weighted average common shares outstanding	16,304,468
Assumed incremental common shares issued upon exercise of stock options and common stock warrant	20,852
Weighted average common shares for diluted earnings per share	16,325,320
Earnings per common share – basic	$0.07
Earnings per common share – diluted	$0.07